# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: New Concept Energy, Inc., CIK 0000105744
CUSIP: 643611106
Title of class of securities: common stock, par value $0.01 per share
Address of issuer's principal executive offices: 1603 LBJ FREEWAY, SUITE 800, DALLAS, Texas (TX), 75234
Date of event which requires filing of this statement: 09/29/2026
Filed by CIK 0001267710
Persons authorized to receive notices and communications: Erik L. Johnson, 1603 LBJ FREEWAY, SUITE 800, DALLAS, Texas (TX), 75234, 4695224413; Steven C. Metzger, 4709 W Lovers Lane, Suite 200, Dallas, Texas (TX), 75209, 2147405030

## Reporting persons
- REALTY ADVISORS INC (CIK 0001267710): type of reporting person: corporation (CO); source of funds: working capital (WC); sole voting power 2,400,000; shared voting power 0; sole dispositive power 2,400,000; shared dispositive power 0; aggregate amount beneficially owned 2,400,000 (33.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: common stock, par value $0.01 per share
Name of issuer: New Concept Energy, Inc.
Address of issuer's principal executive offices: 1603 LBJ FREEWAY, SUITE 800, DALLAS, Texas (TX), 75234
Comment: May Realty Holdings, Inc. is the 100% owner of all the outstanding stock of Realty Advisors, Inc., and in turn, May Realty Holdings, Inc is owned by a trust established for the children of Gene E. Phillips, deceased, commonly known as the "May Trust."

## Item 2. Identity and Background
Name of person filing: This Amendment No. 7 (the "Amendment") is filed to reflect the acquisition by Realty Advisors, Inc. (the "Reporting Person" or "RAI") of 2,000,000 newly issued shares of common stock of the Issuer from the Issuer paid for on 9/29/2026 for a price of $1.00 per share following approval by the stockholders and the NYSE American Exchange, which increased the issued and outstanding shares of common stock of the Issuer to 7,131,935 shares.
Residence or business address: 1603 LBJ FREEWAY, Suite 800, Dallas, TX 75234
Present principal occupation or employment: RAI is engaged in the real estate business
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: USA, Nevada corporation

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: RAI used its own working capital for the cash acquisition of 2,000,000 shares at $1.00 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: RAI has no present plans or proposals which would result in any of (b) through (j) above, but RAI is available to consider any proposal to dispose of shares at attractive prices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: After giving effect to the issuance of 2,000,000 shares of common stock to RAI by the Issuer, 7,131,935 shares of common stock, par value $0.01 per share of the Issuer are believed to be issued and outstanding, of which RAI owns 2,400,000 shares (33.65% of the outstanding).
Number of shares as to which each person has sole or shared power to vote or dispose: 2,400,000 shares are owned by RAI which has the sole power to direct the vote or to dispose of all such 2,400,000 shares.
Transactions in the class effected during the past sixty days: On September 29, 2026, RAI paid cash of $2,000,000 to the Issuer in consideration of RAI's purchase of 2,000,000 shares of common stock of the Issuer issued to RAI for a cash purchase price of $1.00 per share. The transaction began on April13, 2026, pursuant to the execution of a Subscription Agreement which conditioned the purchase transaction upon approval of the purchase by the Issuer's stockholders and the NYSE American Exchange, the last of which finally occurred on August 21, 2026.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- REALTY ADVISORS INC: Realty Advisors, Inc., Eric L. Johnson, President (10/02/2026)